Exhibit (a)(5)(P)

For Immediate Release
Jones Apparel Group, Inc.

Contacts:    Wesley R. Card, Chief Operating and Financial Officer
             Anita Britt, Executive Vice President Finance
             215-785-4000

               JONES APPAREL ANNOUNCES SUCCESSFUL COMPLETION OF
                         TENDER OFFER FOR MAXWELL SHOE

NEW YORK, NEW YORK - July 7, 2004 - Jones Apparel Group, Inc. ("Jones") (NYSE:JNY) announced that it successfully completed its cash tender offer for all the outstanding shares of common stock, together with the associated preferred stock purchase rights, of Maxwell Shoe Company Inc. ("Maxwell") (Nasdaq: MAXS). Approximately 13.9 million shares of Maxwell common stock were tendered pursuant to Jones' offer (including 305,411 shares with respect to which notices of guaranteed delivery were submitted), representing approximately 93.4% of the issued and outstanding shares of Maxwell common stock.

Peter Boneparth, Chief Executive Officer of Jones, stated, "The acquisition of Maxwell Shoe Company is an excellent strategic fit for Jones Apparel. It is a wonderful complement to our existing footwear business and allows us to further consolidate the highly recognizable AK Anne Klein brand within our portfolio. This acquisition will also provide us with the ability to serve a more diversified target audience with such notable brands as Joan & David, circa Joan & David, Mootsies Tootsies, and Sam & Libby."

Wesley Card, Chief Operating and Financial Officer, commented, "The transaction was funded with borrowings under our revolving credit facility and cash on hand at the closing date. We look forward to updating investors on this transaction during our previously scheduled second quarter earnings announcement on Tuesday, July 27, 2004."

Jones' tender offer for Maxwell's shares expired as scheduled at 5:00 p.m., New York City time, on Tuesday, July 6, 2004. All validly tendered shares were accepted for purchase at a price of $23.25 per share, net to the holder in cash without interest, in accordance with the terms of the tender offer, and payment for these shares will be made promptly.

Jones intends to complete the acquisition of Maxwell through a merger in which all Maxwell shares not validly tendered into the tender offer will be converted into the right to receive $23.25 per share, net to the holder in cash without interest, subject to applicable appraisal rights. Following the merger, which is expected to be completed on Thursday, July 8, 2004, Maxwell will become an indirect wholly-owned subsidiary of Jones. Payment of the merger consideration will be made following the merger upon proper presentation of certificates formerly representing Maxwell shares to The Bank of New York, the paying agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to Maxwell stockholders following the merger. Under applicable law, the proposed merger is not subject to the approval of the remaining stockholders of Maxwell.

Jones Apparel Group, Inc. (www.jny.com), a Fortune 500 Company, is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include Jones New York, Polo Jeans Company licensed from Polo Ralph Lauren Corporation, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon and LeSuit. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation, and footwear and accessories under the ESPRIT brand licensed from Esprit Europe, B.V. With over 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.


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Certain statements herein are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2003 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.